Exhibit 99.2

Proxy Statement

Cellect Biotechnology Ltd. (the “Company”)

Special General Meeting scheduled on September 18, 2016

Personal details of the Shareholder: (To be filled by the Shareholder)

Shareholder’s name: ______________

Shareholder’s ID certificate number: ________________

If the Shareholder does not hold an Israeli ID certificate:

Passport number: _______________

Place (Country) of issue: __________________

Passport’s Expiration date: ________________

If the Shareholder is a Corporation:

Corporation number: ______________

Country of incorporation: ____________

If you are an Officer1 or Institutional Investor (Including Fund Manager)2 Controlling Member 3 or None of the mentioned*

(Please indicate the relevant option)

Senior Officer	Controlling Member	Institutional Investor (Including Fund Manager)

(*) If the voting party is voting in accordance with a Power of Attorney, the details stated in the table above will be given with respect to the authorized representative.

1 “Officer” as defined in section 37(d) of the Israeli Securities Act, 5728 – 1968.

2 As the term is defined in section 1 to the Supervision of Financial Services Regulations (Provident Funds) (Participation of Management Company at a General Meeting), 5769 – 2009, and the manager of a joint investment trust fund, as defined in the Israeli Joint Investments Funds law, 5744 – 1994.

3 “Control” as defined in the Israeli Securities Act, 5728 – 1968.

Requested Manner of Voting:

[Please mark X in the relevant place]

No.	Item on the Agenda	Manner of Voting [1]			With respect to the issues on the agenda - Are you a “Controlling Member” of the Company or do you have a “Personal Interest” in approving the Item on the Agenda?
		For	Against	Abstain	Yes*	No

3.1	Transition to a reporting regime in accordance with the U.S Securities Exchange Act of 1934

3.2	Approval for a period of three years commencing on July 25, 2016 until July 24, 2019 the engagement in future D&O insurance policy.

* Failure to indicate shall constitute abstention.

For Shareholders Holding Shares through a Stock Exchange member (Pursuant to Section 177 (1) of the Companies Law, 5759- 1999) - This Proxy Statement is Only Valid Together with Certification of Ownership.

For shareholders registered in the shareholders register of the Company, the proxy statement is valid together with an attached photocopy of an identity card/passport/certificate of incorporation.